Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
August 10, 2018
Via EDGAR
Ms. Alison T. White
Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14 pursuant to the Securities Act of 1933
Registration No. 333-226033
Dear Ms. White and Mr. Manion:
On behalf of the Registrant, this letter responds to Ms. White’s and Mr. Manion’s comments communicated to me by telephone on July 23, 2018. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the LargeCap Value Fund (“LCV”) into the Equity Income Fund (“Equity Income”) (the “Reorganization”).
Comment 1.    Please disclose which fund will be the accounting survivor following the merger.
Response: The Registrant will make the requested revision.
Comment 2.    In the section titled Reorganization in the third bullet point and throughout the document as necessary, please revise or clarify the statements reflecting the potential impact the Reorganization will have to the expense ratios of the Acquired Fund shareholders so that such descriptions match what is reflected in the fee tables.
Response: The Registrant will make the requested revisions.
Comment 3. In the section titled Reorganization in the last bullet point, please explain the potential impact to shareholders that do not hold shares in tax-advantaged accounts.
Response: The Registrant will make the requested revision.
Comment 4. In the section titled Reorganization in the in the last paragraph, please disclose the amount of expenses (direct costs and out-of-pocket fees) that will be paid by the adviser in connection with the Reorganization.
Response: The Registrant will make the requested revision.
Comment 5. In the section titled Reorganization, please disclose in the last paragraph the expected gain from disposition of securities on a per share basis. Please cross-reference to the section titled Capitalization in this Proxy Statement.
Response: The Registrant will make the requested revision.

Comment 6. In the section titled Reorganization, please make clear in the last paragraph that the brokerage commissions to be paid to reposition the assets will be borne by the Acquired Fund.
Response: The Registrant will make the requested revision.
Comment 7.    In the section titled Comparison of Acquired and Acquiring Funds, please disclose that although the strategies are similar, the Acquired Fund plans on selling 90% of its portfolio in anticipation of the merger.
Response: The Registrant will make the requested revision.
Comment 8.    In the section titled Comparison of Investment Objectives and Strategies, please disclose the percentage of net assets of each fund that are invested in foreign issuers.
Response: The Registrant respectfully declines to revise the disclosure because the percentage changes often; therefore, the information would not be particularly meaningful. Moreover, the Registrant it is unaware of authority requiring such disclosure.
Comment 9.    In the section titled Risks Applicable to both Funds, in the first paragraph, please remove: “(directly or through its investment in underlying funds subject to such risks)”.
Response: The Registrant will make the requested revision.
Comment 10.    Immediately prior to the section titled Redemption Risk, please state that the Acquiring Fund and Acquired Fund are underlying funds of fund of funds if applicable.
Response: The Registrant has removed Redemption Risk from Risks Applicable to both Funds and added Redemption Risk under Principal Risks of Investing in the Acquiring Fund as such risk is only applicable to the Acquiring Fund.
Comment 11.    In the first paragraph under Principal Risks of Investing in the Acquiring Fund and the first paragraph under Principal Risks of Investing in the Acquired Fund, please remove: “(directly or through its investment in underlying funds subject to such risks)”.
Response: The Registrant will make the requested revision.
Comment 12.    In the section titled Principal Risks of Investing in the Acquired Fund, please remove Equity Securities Risk, or revise section. Duplicative information is included under Risks Applicable to both Funds.
Response: The Registrant respectfully declines to revise the disclosure because the general Equity Securities Risk is meant to be read with each of the specific risks listed under it. Since Growth Stock Risk only applies to the Acquired Fund, Equity Risk and the accompanying Growth Stock Risk is listed in that section.
Comment 13.    In the section titled Fees and Expenses of the Funds, please include pro forma sales charges in the shareholder fees table.
Response: The Registrant will make the requested revision.
Comment 14.    In the section titled Fees and Expenses of the Funds, please disclose the effective period of any applicable CDSC.
Response: The Registrant respectfully declines to change the disclosure; the applicable period for the CDSC is disclosed under the heading for each share class.
Comment 15.    In the section titled Fees and Expenses of the Funds, please include disclosure that the Acquired and Acquiring Fund did not incur acquired fund fees and expenses.
Response: The Registrant will make the requested revision.

Comment 16.    Please confirm supplementally that the information included in the Annual Fund Operating Expenses is current as of the fiscal year ended October 31, 2017.
Response: Confirmed.
Comment 17.    In the Capitalization table, please include footnotes that state the NAV for the Acquired and Acquiring Funds are impacted by rounding to the nearest cent.
Response: The Registrant will make the requested revision.
Comment 18.    In the Capitalization table, please disclose whether it is assumed that all shares are distributed or reinvested.
Response: The Registrant will make the requested revision.
Comment 19.    In the section titled Additional Information About Investment Strategies and Risks, please include a preamble or heading that the following risks are non-principal.
Response: The Registrant respectfully submits that no revision is needed; the paragraph preceding the table states as follows: “The following table identifies whether the strategies and risks discussed in this section (listed in alphabetical order) are principal, non-principal (meaning they are relevant to a Fund but to a lesser degree than those designated as principal), or not applicable for each Fund.”
Comment 20.    In the section titled Additional Information About Investment Strategies and Risks in the Liquidity subsection, please tailor the disclosure to the specific risks of the Acquired and Acquiring Funds.
Response: The Registrant respectfully declines to make any change; the Registrant uses the language under each heading for all of its funds whenever the general strategy/risk is principal or non-principal for a fund.
Comment 21.    In the section titled Strategy and Risk Table, in the opening paragraph please delete the sentence “Each fund is also subject to the risks of any underlying funds in which it invests.”
Response: The Registrant will make the requested revision.
Comment 22.    In the section titled Strategy and Risk Table, please confirm that Derivatives are considered “Not Applicable” to the Acquiring Fund.
Response: Confirmed.
Comment 23.    In the section titled Strategy and Risk Table in the Derivatives subsection, please tailor the disclosure to the specific risks of the Acquired and Acquiring Funds.
Response: The Registrant respectfully declines to make any change; the Registrant uses the language under derivatives heading for all of its funds whenever the general derivatives strategy/risk is principal or non-principal for a fund.
Comment 24.    In the section titled Strategy and Risk Table in the Fixed-Income Securities subsection, please revise the disclosure in the retail (Principal Funds, Inc.) counterpart funds to include the statement included in this Proxy Statement: “[a]n increase in interest rates from the current, historically low interest rate environment may lead to heightened volatility and redemptions alongside reduced liquidity and dealer market-making capacity in fixed income markets."
Response: The Registrant will make the requested revision.

Comment 25.    In the section titled REDEMPTION OF FUND SHARES, please disclose that proceeds will generally be sent on the next business day following the date of the request.
Response: The Registrant will make the requested revision.
Comment 26. Please disclose that the shares received pursuant to a redemption in kind will be subject to market risk until sold; and please consider disclosing whether shares issued pursuant to a redemption in kind would be pro-rata slices of portfolio assets, individual securities or representative securities baskets.
Response: The Registrant will make the requested revision.
Comment 27.    In section titled Quorum requirements, please add disclosure pursuant to Schedule 14A regarding broker “non-votes”.
Response: The Registrant will make the requested revision.
Comment 28.    In the Financial Highlights, please remove the Gross Expenses to Average Net Assets where such item does not apply.
Response: The Registrant will make the requested revision.
If you have questions, please call me at 515-235-9328.
Sincerely,
/s/ Adam U. Shaikh
Adam U. Shaikh
Assistant Counsel, Registrant

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